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hi
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i'm laura harris founder of greens gone
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wild we make
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spinach packed protein bars that are
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vegan gluten free
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soy free refined sugar-free and non-gmo
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i was really unhealthy in my early 30s
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eating all of the fried foods and
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drinking all of the sodas
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i felt disgusting i realized a few years
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after
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that a healthy lifestyle was the way to
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go and it was perfect for me
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during that time i also developed a love
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for spinach
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unfortunately i was still working in a
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really busy industry where i just didn't
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get a break
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so i relied heavily on protein bars i
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was never
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in love though with any of the bars that
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were offered on the protein bar aisle

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they were packed with superfoods that
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tasted bitter and to make them palatable
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they would add a lot of refined or added
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sugar thus
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greens gone wild was born with greens
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gone wild you're going to get your fats
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proteins fibers a really great
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sustainable energy boost with the
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natural sugars in our product and you're
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going to get a half of a cup of greens
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that's amazing best of all you can keep
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that bar in your purse
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in your gym bag your book bag anywhere
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so it's convenient for you
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to get your greens on the go in 2019
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we developed a really solid following at
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the farmers markets people loved our
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product
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and they were so pleased with the taste
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and the convenience and ease of what we
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offered
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fast forward to 2020 and with the

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pandemic it did cause us to shut down
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and have to take a pause
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since then we've hired a top recommended
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business advisor
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lonnie langton who's helped see 10 plus
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other protein bars become
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really successful my business partner
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and chief culinary officer
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zach meyer he is a classically trained
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savory chef
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and an executive pastry chef he really
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knows how to take spinach and make it
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taste
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amazing we're asking for your help
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to make greens gone wild a household
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thing we're ready we've got the passion
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and the drive we just need the funds
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how do you get wild and how do you get
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your greens please help us at greens
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gone wild
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thank you so much and again i'm laura
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harris
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you